Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Eli Lilly and Company (LLY)

Name of person relying on exemption: John Chevedden, Eli Lilly Shareholder
Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Vote Against the Chair of the LLY Governance Committee, Juan Luciano

Perhaps Mr. Lucian is to blame for LLY being a laggard in corporate governance.

LLY is in the stone age of corporate governance with 3-year terms for directors and 80% shareholder approval requirements to improve the corporate governance of LLY.

LLY has put forth 2 proposals to address these important 2 issues on the 2025 LLY annual meeting ballot, Proposal 4 and 5.

However these are not serious proposals given the challenging 80% shareholder approval needed and the hands-off and negative LLY approach to these 2 important proposals.

These are not serious proposals because the brief supporting statements for these proposals contain arguments for rejecting these proposals. By comparison have you ever seen a Board of Directors executive pay proposal that that had an argument against the proposal?

And this 80% approval is not for 80% approval of the LLY shares that vote at the annual meeting – it is for the highly undemocratic 80% approval of all the LLY shares outstanding.

It would also help if Lilly Endowment Inc. would support these important proposals.

Even with this challenging vote requirement it is not expected that Mr. Luciano will be wiling to commit LLY to the extra effort needed to get the 80% vote from all LLY shares outstanding.

Mr. Luciano’s relative hands-off and negative approach to these 2 proposals sends a message that LLY will always fall short of its best potential because LLY directors with 3-year terms are relatively unaccountable and LLY shareholders will unlikely be able to improve the corporate governance of LLY due to the highly undemocratic 80% LLY vote barrier.

Mr. Luciano’s relative hands-off and negative approach to these 2 proposals sends a message to LLY shareholders who eventfully have more money to invest – look elsewhere.

Voting against Mr. Luciano will send a message to the LLY Board that the LLY Board needs more than its hands-off and negative approach to these 2 important proposals.